FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA ANNOUNCES SALE OF ALDERLEY PARK SITE
IN CHESHIRE, UK

AstraZeneca today announced the sale of its Alderley Park site in Cheshire, UK, to Manchester Science Parks (MSP), a Greater Manchester based public-private partnership and science park operator.

The sale is part of AstraZeneca's plan, set out in March 2013, to establish a new global R&D centre and corporate headquarters in Cambridge, UK, in 2016. The new owners plan to build on Alderley Park's heritage of scientific innovation, ensuring that the 400 acre site remains a life science and biotechnology campus. The financial terms of the transaction are not disclosed.

Pascal Soriot, Chief Executive Officer, AstraZeneca, said: "We believe that the sale of the site to Manchester Science Parks is the responsible and sustainable choice for the future of Alderley Park. The new owner is committed to building on AstraZeneca's life science legacy at the site and ensuring it remains a centre of biotechnology innovation in the North West of England. It will lead to future growth and offer significant opportunities for new jobs to be created."

Chancellor of the Exchequer, Rt Hon George Osborne MP, said: "I am delighted that the future of Alderley Park has been secured through today's deal with Manchester Science Parks. As the local MP, and as Chancellor, I'm fighting hard for the future of this site.  So I am very pleased that Alderley Park, with its rich heritage of innovation, will now continue to operate at the centre of the UK's life sciences' industry. Today's deal ensures that new businesses are able to build on the site's history to deliver exciting new opportunities and more jobs for the North West which in turn means economic security and a brighter future for all those involved. Life Sciences are one of the UK's leading sectors and by backing places like Alderley Park, we are backing the industries of the future."

Chris Oglesby, Chairman of MSP and Chief Executive of MSP majority shareholder, Bruntwood, said: "We are delighted to have been entrusted with securing the future of Alderley Park as a bioscience facility of world class scale and quality. We are committed to developing a bioscience business cluster of international importance on the site, making it a flagship location of its kind for the North of England and the UK."

AstraZeneca will take pre-tax impairment charges of $275 million to non-core R&D expense in the first quarter of 2014. This forms part of the costs associated with the footprint changes announced in March 2013.

AstraZeneca expects to complete the sale by end of March 2014 and will remain a key tenant on the site. The handover of the site will be phased over a three year period, with the full exit of AstraZeneca R&D staff to take place in line with the completion of the company's new facility in Cambridge.

Alderley Park will remain a major location for AstraZeneca in the UK, with around 700 staff on the site in non-R&D roles following the transition to Cambridge. Overall, AstraZeneca will continue to have a significant presence in the North West of England with approximately 3,000 employees across Alderley Park, the Macclesfield manufacturing site and the MedImmune vaccine manufacturing facility in Speke. The company also has extensive and close scientific collaborations with academic institutions such as Manchester University which will continue to play an important role in discovery work.

About Manchester Science Parks
A Greater Manchester based public-private partnership and science park operator, MSP has over 30 years' experience in creating the right environments for innovation. MSP has a track record of supporting the growth of companies in the biomedical, ICT, industrial technologies and digital media sectors, ranging in size from start-ups to international centres of R&D excellence.

MSP's shareholders are Bruntwood Ltd, The University of Manchester, Manchester Metropolitan University, and Manchester and Salford City councils. Bruntwood Ltd, the majority shareholder of MSP, is a North West-based, family-run and owned business with a property portfolio across Manchester, Liverpool, Leeds and Birmingham. The acquisition is funded by Bruntwood, MSP and Cheshire East Council, with Bruntwood as the majority funder.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries

Esra Erkal-Paler                       +44 20 7604 8030 (UK/Global)
Ayesha Bharmal                     +44 20 7604 8034 (UK/Global)
Vanessa Rhodes                     +44 20 7604 8037 (UK/Global)

Investor Enquiries

Karl Hård                                 +44 20 7604 8123       mob: +44 7789 654364
Colleen Proctor                       +1 302 886 1842         mob:  +1 302 357 4882
Anthony Brown                     +44 20 7604 8067        mob: +44 7585 404943
Jens Lindberg                         +44 20 7604 8414        mob: +44 7557 319729

12 March 2014

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 12 March 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary